Exhibit 12.1

THE BRICKMAN GROUP, LTD.

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,			Period from January 1, to December 19, 2002	Period from December 20, to December 31, 2002	Combined Year ended December 31, 2002	Year ended December 31, 2003
	1999	2000	2001
Earnings before Income Taxes and Fixed Charges:
Income before income taxes	10,794	16,977	24,520	30,933	(1,410)	29,523	1,971
Fixed charges	19,914	21,661	21,284	20,168	683	20,851	22,634

Earnings before income taxes and fixed charges	30,708	38,638	45,804	51,101	(727)	50,374	24,605
Preferred stock dividend accretion	9,803	11,007	12,399	13,742	—		—

Earnings before income taxes and fixed charges	20,905	27,631	33,405	37,359	(727)	50,374	24,605

Fixed Charges:
Interest on indebtedness, net	8,958	9,492	7,550	4,841	643	5,484	20,022
Amortization of deferred financing costs	356	356	371	429	40	469	1,309
Preferred stock dividend accretion	9,803	11,007	12,399	13,742	—	13,742
Estimated interest factor for rentals	797	806	964	1,156		1,156	1,303
Total fixed charges	19,914	21,661	21,284	20,168	683	20,851	22,634

Ratio of Earnings to Fixed Charges	1.0x	1.3x	1.6x	1.9x		2.4x	1.1x

THE BRICKMAN GROUP, LTD.

EXHIBIT 12.2

COMPUTATION OF RATIO OF NET DEBT TO EBITDA

(Dollars in thousands)

	Year Ended December 31,			Combined Year ended December 31, 2002	Year ended December 31, 2003
	1999	2000	2001
Ratio of net debt to EBITDA	3.6	2.9	2.3	4.2	3.2

Net Debt
Total Debt (including accrued interest)	99,254	103,424	104,869	201,478	196,256
Less: Cash	1,112	173	3,647	6,281	15,929

Net Debt	98,142	103,251	101,222	195,197	180,327

EBITDA
Net income	$6,376	$10,080	$13,963	$16,603	$1,201
Interest expense	8,958	9,492	7,550	5,484	20,022
Income taxes provision (benefit)	4,418	6,897	10,557	12,920	770
Depreciation	3,466	4,643	6,491	8,616	10,053
Amortization	3,873	4,036	4,957	2,609	24,157

EBITDA	$27,091	$35,148	$43,518	$46,232	$56,203